Offering Statement for WWF Holdings, Inc. (“WaterWorks”)

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward- looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?** WWF Holdings, Inc.

   1 Park Avenue

Ste 1809
Detroit, MI 48226

Eligibility

2. **The following are true for WWF Holdings, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**
   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Lonnie Johnson

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

   Mr. Johnson has been involved for over 20 years in pivotal strategic roles for different national business, advocacy, and political organizations. Previously, Mr. Johnson held the positions of Chairman of the Michigan Democratic Party, Vice President at a private equity firm, and staff roles for former Vice President Al Gore, Senator Debbie Stabenow, and former Congressman John D. Dingell. Mr. Johnson holds a B.A. from Arizona State University.

   - WWF Holdings, Inc., CEO, and Director (04/03/2018 - Present)
   - TVV Capital, Consultant (01/2017-06/2018)
   - Michigan Democratic Party, Chairman (02/2013-07/2015)
   - TVV Capital, Vice President (07/2007-02/2013)

   Name
   Julianna Smoot

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ms. Smoot served as the National Finance Director and Deputy Campaign Manager for Barack Obama during the 2008 and 2012 election cycles. Obama tasked Ms. Smoot with key roles in his administration, including Chief of Staff to U.S. Trade Representative Ron Kirk, White House Social Secretary and Co-Chair of the Presidential Inaugural Committees in 2009 and 2013. Currently, Ms. Smoot serves on the board of the Obama Foundation. Ms. Smoot holds a B.A. from Smith College.

- WWF Holdings, Inc., Director, and Strategist (04/03/2018-Present)
- Blue Lake Strategies, CEO (04/2017-Present)
- Smoot Tewes Group, Owner (04/2013-12/2017)

Name
Brian Spangle

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Spangle has over 15 years of professional experience, both as a fundraising manager and developer for a wide range of political campaigns, as well as 10 years as an entrepreneur. In 2009, Brian co-founded a fitness training center and started-up an athletic apparel brand in which he served as President & CFO. Mr. Spangle holds a B.A. from the University of California, Santa Barbara, before earning an M.A. in Legislative Affairs at the George Washington University in Washington, D.C.

- WWF Holdings, Inc, Director and Chief Operating Officer (04/2018 - Present)
- Self Employed, Political Consultant (10/2017 - 03/2018)
- DBA Media LLC, Bookkeeper (03/2017 - 10/2017)
- Self Employed, Political Consultant (04/2015 - 02/2017)
- As Prescribed Industries, LLC, President & CFO (02/2010 - 02/2015)

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Lonnie Johnson

Securities:	5,100,000
Class:	Class A Common Stock
Voting Power:	37.90%

Julianna Smoot

Securities:	4,400,000
Class:	Class A Common Stock
Securities:	20,000
Class:	Class B Common Stock
Voting Power:	32.84%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

    WWF Holdings, Inc. was first organized as a limited liability company under the laws of Delaware on April 3, 2018 and converted into a Delaware corporation on September 6, 2018 (the "Company" or "WaterWorks"). Waterworks owns five wholly-owned subsidiaries: WWF Platform, LLC, WWF Funding Portal, LLC, and WWF Crowd, LLC, which were organized on the same date as the Company; WWF Agency, LLC, which was organized on August 1, 2019; and WWF Assets, LLC, which was organized on October 27, 2020. Additionally, the Company is the majority owner of WWF Securities, LLC, which was organized on October 23, 2020. The Company is located at 1 Park Avenue, Ste 1809, Detroit, MI 48226.

    WaterWorks' mission is to accelerate answers to water problems in the United States by facilitating investments in water solution companies and projects through its website: https://wtrwrx.com. By building a trusted water community, and funding water solutions, WaterWorks intends that it and its investors will become powerful engines of change. We believe this process will foster the kind of loyalty and advocacy from the water industry and investors that will support WaterWorks' long-term viability.

    WaterWorks currently has 3 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in WWF Holdings, Inc. speculative or risky:**

    We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were first incorporated under the laws of Delaware on April 3, 2018, and converted to a Delaware corporation on September 6, 2018. We have only recently commenced operations and we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase in the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company. The Company has limited operating history and to date, is not profitable. Therefore, there can be no assurance as to the future profitability of the Company or its subsidiaries. The Company was only recently organized and commenced back-office operations in September 2019. There can be no assurance of when or whether the Company will be able to generate revenue after the commencement of this Offering. As a result, prospective investors have very limited financial or other information regarding the financial performance of companies or information on the Company's future prospects to assist in making their investment decision. Each investment should be evaluated on the basis that the Company's or any third party's assessment of the prospects of the Company and its subsidiaries' activities may not prove accurate and that the Company will not achieve its business objectives.

1. WWF Funding Portal, LLC's maintenance of its registration as a crowdfunding intermediary is crucial to our operations. The Company has four wholly-owned subsidiaries, WWF Funding Portal, LLC, WWF Platform, LLC, WWF Crowd, LLC, and WWF Agency, LLC, which were organized as Delaware limited liability companies. WWF Funding Portal, LLC is a Funding Portal member of the FINRA. In the event that the FINRA suspends or expels WWF Funding Portal, LLC as a registered Crowdfunding Intermediary, the Company's would be unable to execute its current business plan. As recently demonstrated, in the disciplinary proceeding No. 2017053428201, a complaint from the FINRA's Department of Enforcement before the FINRA Office of Hearing Officers can potentially lead to severe sanctions, such as bar and expulsion. These sanctions can be pronounced in disciplinary action in case of violation by a Funding Portal of the Securities and Exchange Commission's Regulation Crowdfunding Rules and FINRA's Funding Portal Rules, including FINRA Rule 8210, which requires members or persons associated with a member to provide information orally, in writing or electronically upon request. Should such suspension or expulsion occur, our business, financial condition, and results of operations would be materially harmed.

2. In order for the Company and WWF Funding Portal, LLC to grow, it must attract issuers and investors to www.waterworksfund.com (the "Site"). If WWF Funding Portal, LLC fails to attract issuers and investors to support our operations, our business and results of operations will be seriously harmed. Recruiting issuers and investors to the Site is critical to our success. The failure to attract issuers or investors to the Site could delay or halt the development and commercialization of our services. In effect, this could adversely affect our reputation, operating results, and financial performance.

3. Our operating results may fluctuate due to factors that are difficult to forecast and not within our control. Changes in investors' appetite or ability to invest in startups and early-stage companies may fluctuate over time and are highly correlated with general economic conditions. Such alack of use or interest of the Site or in the services we provide could negatively impact the development and success of the Company. We expect that a substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, each purchaser of the Securities offered in this Offering should evaluate the risks associated with our business model.

4. In the event the companies that fundraise on our Site perform poorly or fail, our brand and reputation may be harmed.
The companies that fundraise on our Site will be susceptible to the risks of failure or delay inherent in the development of new water technology products and public infrastructure projects, including but not limited to:

- delays in product development or manufacturing;
- unplanned expenditures in product development or manufacturing;

- failure to receive regulatory approvals;

- failure to achieve market acceptance; and

- the emergence of superior or equivalent products.

If a significant portion of these development efforts is not successfully completed, required regulatory approvals are not obtained, or any approved products or infrastructure projects are not commercially successful, our Company's reputation may be materially harmed.

5. The Company's success is dependent on its subsidiaries' activities, including the offering of high-quality water infrastructure projects. The failure to offer these projects could have a material adverse effect on our operations. Failure to offer high-quality water-related investments and infrastructure projects on our Site may hinder the Company and its subsidiaries' growth, harm our reputation, decrease the amount of total investments as well as user activity on the Site, and deter companies to conduct campaigns through our Site. As a result, this may adversely affect the Company's business plan, financial performance, and your investment in the Securities. WWF Funding Portal, LLC will be dependent on facilitating equity crowdfunding campaign transactions for revenue. WWF Funding Portal, LLC aims to generate the majority of its revenue through a cash and securities-based commission fee model for each equity crowdfunding campaign facilitated through the Site. Therefore, the Company's revenue is dependent on WWF Funding Portal, LLC's ability to be widely adopted and successful. WWF Funding Portal, LLC has been approved as a funding portal and has not yet demonstrated that is able to generate enough crowdfunding campaigns to become profitable and scale.

6. Our business is highly competitive. The competition presents an ongoing threat to the success of our business. Existing companies that engage in the online investment fundraising activities or operate under Title III of the JOBS Act may be viewed as competitors to us. Some of our competitors could have superior technology to ours, better marketing plans, greater access to capital, more experienced management, better brand recognition, and other advantages. Moreover, if WaterWorks is able to establish a market around its service, it may find that larger, better-funded companies may enter the market, which could negatively impact the Company's growth.

We do not compete only with Title III equity crowdfunding portals. Broadly speaking, we compete with banks, private equity funds, venture capitalists and other investors for water-related projects; and we compete with mutual funds, financial advisors; investing banking firms, water non-profits and a host of others for investors and investment dollars.

7. WaterWorks is targeting a new and unproven segment within the crowdfunding market. WaterWorks intends to be first to market with its water-focused online investment platform. As such, there is no historical indication that the future demand for water technology and infrastructure projects will remain consistent with the current $1 trillion demand for water, which could negatively impact the Company's growth. Additionally, because WaterWorks is pioneering the water vertical of the equity crowdfunding market, being first in this market may negatively impact investor confidence due to relative uncertainty with respect to equity crowdfunding water infrastructure projects, among other types of investments that WaterWorks intends to make available on its Site.

8. The Company's success depends on the experience and skill of its directors, officers, and key employees. In particular, the Company is dependent on Lon Johnson, Julianna Smoot, and Brian Spangle, who serve as Director and CEO, and COO of the Company, respectively. While the Company has entered into executive employment agreements with its directors and officers, there can be no assurance that any such persons will continue to serve the Company. The loss of any director or officer would harm the Company's business, financial condition, cash flow and results of operations.

9. Although dependent on certain key personnel, including its directors and officers, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Lon Johnson, Julianna Smoot and Brian Spangle in order to conduct it soperations

and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Lon Johnson, Julianna Smoot or Brian Spangle were to die or become disabled, the Company will not receive any compensation to assist with such a person's absence. The loss of such a person would negatively affect the Company and its operations.

10. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

11. Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We will increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

12. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. We depend on various information systems to support our customers' requirements and to successfully manage our business. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance, which we expect to acquire in the future. This disruption might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

13. If we do not respond to technological changes or upgrade our Site and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must plan to enhance and improve the functionality and features of our website and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

14. Negative events in the crowdfunding industry may subject the Company to reputational harm, or increased regulatory oversight, increasing the risk of financial liability and additional compliance requirements resulting from adverse regulatory actions. Any highly-publicized events or regulatory inquiries concerning potential fraudulent offerings or other schemes designed to harm investors through crowdfunding can be expected to result in negative publicity for crowdfunded companies, increased scrutiny and oversight of companies that avail themselves of the crowdfunding exemption, as well as potential new rules and regulations. For example, on June 5, 2019, the FINRA expelled the Funding Portal DreamFunded Marketplace LLC, and banned its co-founder and CEO from association with any FINRA funding portal member. The occurrence of such events could adversely affect the crowdfunding industry in general and may make it significantly more difficult to succeed with the Company's business plan or attract new investors to the platform. Other highly-publicized events that reflect negatively on the crowdfunding industry may also result in an increase in operational and compliance costs or otherwise limit the Company's ability to engage in certain activities. We may also be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. governmental regulatory authorities, the FINRA or other self-regulatory organizations that supervise the financial markets in general. This could impact our ability to conduct its business with third parties, obtain future financing and could decrease the pool of potential investors seeking to participate in any future crowdfunding offerings.

15. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

16. Changes in employment laws or regulation could harm our performance. Various federal and state labor laws will govern our relationship with our employees and contractors and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

17. The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. You should be aware of the long- term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

18. Securities with superior rights may be offered in the future. The Company has not yet defined a preferred class of stock, and there is no way to know what voting rights those securities will have. In the future, it is likely that the Company will issue securities with rights superior to those associated with the Securities purchased in the current round of funding. Those rights could include, but will not necessarily be limited to, the right to receive dividends, the right to participate in management, the right to receive preferential distributions on the sale of the Company, the right to be protected from dilution, and preemptive rights.

19. The Arbitration Agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing Securities in this Offering, you agree to be bound by the dispute resolution provision found in the Arbitration Agreement.

20. There is no guarantee of a return on your investment. There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C, and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

21. Your ownership of the Securities will be subject to dilution. Owners of Class B Common Shares do not have preemptive rights. If the Company conducts subsequent offerings of common stock, preferred stock or securities convertible into common or preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

22. The Company does not anticipate paying any cash dividends for the foreseeable future. Since our inception, we have not declared or paid any dividends on our shares of Common Stock. We have no present plan to pay any dividends on our common shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

23. There is no present market for the Securities, and we have arbitrarily set the price. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the price set forth in this Offering or at any other price.

24. The proceeds of the Offering may be insufficient. The Company believes that the Maximum Offering Amount of $1,000,000 will be sufficient to fund the Company's operations for a period of one year. However, if management's assumptions are incorrect, or if budgeted amounts are

inadequate due to cost overruns, increased operating costs or unexpected developments, the proceeds of the Offering may be insufficient for such purpose. In such an event, we would likely require additional capital investment or debt financing to fund the above- referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost-prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing shareholders may experience dilution and the new securities may have rights, preferences and privileges senior to those of the Securities.

25. The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, one or more intermediate closings of the Offering can occur, which will allow the Company to draw down proceeds of the Offering after the Minimum Offering Amount has been reached and prior to the Offering Deadline. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate closing occurs and later a material change occurs as the Offering continues, Purchasers' subscriptions previously accepted in an intermediate closing will not have the right to re-confirm their investment as it will be deemed completed and accepted by the Company.

26. The Company intends to use a portion of the proceeds from the Offering for unspecified working capital for its operations. This means that the Company has ultimate discretion to use this portion of the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate with respect to general working capital for operations. The net proceeds from this Offering will be used for the purposes described herein, which our management deems to be in our best interests to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. Further, the Company may choose to amend the use of the proceeds, depending on future events, in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

27. We have not prepared any audited financial statements of the Company. The exemption from registration provided for under Regulation Crowdfunding does not require us to provide audited financials in connection with this Offering. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

28. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities offered by the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company' Securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must, therefore, assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

29. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. Purchasers should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

30. The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication. The Company may prevent

Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

31. The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21- calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

32. The Company's subsidiary's registration with the SEC as a registered funding portal and membership with FINRA is subject to revocation. WWF Funding Portal, LLC is a funding portal FINRA member and is dependent on its FINRA membership as a registered funding portal. Revocation of the membership status could force the WWF Funding Portal, LLC to cease its operations for an indefinite period of time, which would affect the Company's business plan, financial performance and your investment in the Company.

33. Failure to comply with federal, state and international privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business. A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data, in addition to the employment of personal information in a commercial context. This is especially so in the case of personal location information, which may implicate the application of various privacy laws affecting personal location information, and any amendments thereto, including state and national counterpart statutes. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various international, federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters and related matters. For example, recently there have been international hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other mobile devices. Several internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could result in a loss of subscribers or merchants and adversely affect our business. Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third- party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business. The

Company may have to adapt to such regulations, which may come at a significant expense to the Company and/or may implicate the Company in claims by state and federal agencies, as well as private parties, based on the violation of these new laws, rules, and regulations.

34. Our business is subject to many regulations and noncompliance is costly. We operate under a complicated regulatory scheme. If we failed to comply with any of the laws that apply to us, even unintentionally, we could face significant financial penalties and changes to our business operations. Additionally, any adverse publicity associated with any noncompliance may further damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely.

35. Section 4(a)(6) under the Securities Act of 1933 is subject to unforeseen changes which may impact the development and success of the Company and its subsidiaries. The future regulatory landscape of Section 4(a)(6) under the Securities Act of 1933 is subject to unforeseen changes and new interpretations. Federal, state, and international regulations may impact issuers' and investors' ability to utilize our Site for equity crowdfunding campaigns. Failure to comply with future amendments to Section 4(a)(6) may result in governmental action, legal fees, and damage awards that would adversely affect the Company. Additionally, from time to time, we may be required to alter the Site's services in order to comply with future regulations. In effect, this may require improving the functionality of our Site which may increase the cost of our technology infrastructure and harm the Company's profitability.

36. Changes in government regulation could adversely impact our business. The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the businesses fundraising on our platform are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

37. Residential and non-residential construction activity is cyclical and influenced by many factors, and any reduction in the activity in one or both of these markets could have a material adverse effect on the issuers using the Site. Demand for a water services companies' products is closely tied to residential construction, non-residential construction, and infrastructure activity in the United States and in certain other foreign jurisdictions. The construction industry and related markets are cyclical and have in the past been, and may in the future be, materially and adversely affected by general economic and global financial market conditions. No company can control the foregoing factors and, although construction activity and related spending levels have increased in recent years, there is still uncertainty regarding whether the recovery will be sustained, and there can be no assurances that there will not be any future downturns. Any future downturn could result in a decreased demand for our Site and the services we provide, having an adverse impact on our business and revenue.

If stricter laws or regulations are delayed or are not enacted, or repealed or amended to be less strict, or enacted with prolonged phase-in periods, or not enforced, water infrastructure related projects, services and related businesses offering solutions may suffer increase costs, or may even be deemed economically unfeasible.

38. In general, demand for the companies listing on our Site and our services will be highly correlated with general economic conditions. We expect that a substantial portion of our

revenue is indirectly derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for those products and our services available on our Site.

39. We expect that a portion of the issuers utilizing our Site are relying on public-private partnership (P3) enabling legislation. Although the use of P3s in the United States is rising, the future of the water services industry is dependent on national and state governments implementing P3 enabling legislation in the future which will make such arrangements more accessible and less expensive. If P3 enabling legislation is not created by national and state governments, then these arrangements are unlikely to become standardized. As a result, companies in the water services industry may spend significant resources structuring these arrangements and may not be able to enter into P3 agreements on favorable terms or at all. If this were to occur, the demand for our services may decline, the Company would suffer and would have to revise its business plan.

40. Changes in environmental laws and regulation may impact the use of our site and feasibility of our business plan. Many expect that water infrastructure projects on the Site will be dependent on the impact and timing of potential new water laws and regulations, such as those relating to water quality, and tax credits and incentives, as well as potential changes to existing laws and regulations. Particularly now with the Trump Administration in office since January 2017, the U.S government is rolling back a wide variety of regulations that protect water, air, land, and public health. For example, on September 2019, the Environmental Protection Agency ("EPA") announced that it has finalized a repeal of the Obama-era clean water rule that spells out protections for large and small bodies of water. The EPA will create a new rule to replace the Waters of the United States ("WOTUS") regulation, which was established in 2015. The Trump administration rule is expected to cover fewer waterways than the current one and weaken existing protections. If stricter laws or regulations are delayed or are not enacted, or repealed or amended to be less strict, or enacted with prolonged phase-in periods, or not enforced, water infrastructure related projects, services and related businesses offering solutions may suffer increase costs, or may even be deemed economically unfeasible.

41. There may be additional risks of which we are not aware or that we cannot foresee. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

42. The Securities being sold in this Offering are shares of Class B Common Stock offered at a price per share of $1.00. You are encouraged to determine your own independent value of the Company prior to investing. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors, including the estimates of the business potential and earnings prospects of the Company, the consideration of such factors in relation to market valuations of comparable companies, and the current condition of the market and the economy as a whole. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

43. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES

SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT. IN ADDITION, AS THE COMPANY'S BUSINESS PLAN DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS.

44. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

45. Failure to successfully enter into the Asset Purchase Agreement by and between our majority owned subsidiary, WWF Securities, LLC, and ProFinance Associates, Inc., a broker/dealer licensed with the Financial Industry Regulatory Agency ("FINRA"), CRD # 26421 and the Securities and Exchange Commission ("SEC"), license number 8-42532, (the "Asset Purchase Agreement") will materially disrupt our ability to execute on our intended business plan.

The parties are currently in the final stage of negotiations regarding the contemplated acquisition of a broker-dealer license (the "**Acquisition**") described in the Asset Purchase Agreement. Among other conditions, the Acquisition is contingent upon the 'meeting of the minds' of the WWF Securities, LLC and the seller with respect to the contemplated Acquisition. Although the Company expects that the parties to enter into the contemplated Asset Purchase Agreement on mutually agreeable terms, there can be no assurance that the parties will successfully enter into the Asset Purchase Agreement. In the event that the parties cannot agree on the terms of the Asset Purchase Agreement, the business and result of operations of WWF Securities, LLC will be severely negatively affected.

46. The required regulatory FINRA approval may not be obtained or may contain burdensome restrictions.

Completion of the proposed Acquisition is conditioned upon the receipt of certain governmental approvals, including the approval of FINRA with respect to the filing of a continuing membership application ("**CMA**") due to the change of ownership. Even under the assumption that WWF Securities, LLC and the prospective seller use their best efforts to obtain the requisite regulatory approvals, there can be no assurance that these approvals will be received in a timely manner, or at all. The regulatory approval process in connection with a CMA can be lengthy, time consuming and to some extent unpredictable, and WWF Securities, LLC may ultimately be unable to obtain the requisite approval. Additionally, even upon approval of the CMA, FINRA might impose conditions on the completion of the Acquisition, require changes to the terms of the Acquisition, or impose restrictions on the membership agreement. While the Company and WWF Securities, LLC does not currently expect that any such restrictions, conditions or changes would be imposed, there can be no assurance that they will not be, and such restrictions, conditions or changes could have the effect of jeopardizing or delaying completion of the Acquisition or reducing the anticipated benefits of the Acquisition. If WWF Securities, LLC has to comply with any material conditions or burdensome restrictions in order to obtain any requisite approvals, or if FINRA denies the

CMA, the business and results of operations of WWF Securities, LLC will be severely negatively affected, thereby materially impacting the financial prospects of the Company.

The Offering

WWF Holdings, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through concurrent offerings under both this Regulation CF Offering and a separate Regulation D, Rule 506(c) offering (the " **Rule 506(c) Offering**"), as part of the Company's Class B Common Stock financing (the "**Class B Financing**"). The Company has authorized a total of 1,242,689 of applicable shares of Class B Common Stock for the Class B Financing. As of the date of this Form C/A, the Rule 506(c) Offering has closed.

As of the date of this Form C/A: up to 1,000,000 of such 1,242,689 shares have been reserved for, and allocated to, the Class B Financing (the "**Class B Shares**"), of which 374,189 shares of Class B Common Stock have been sold for $134,000 in the Rule 506(c) Offering and 81,183 shares have been sold for $81,183 in this Offering. We are permitted to conduct multiple or rolling closes of the Offering if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The proceeds from this Offering will be used for the purposes which the Company's management deems to be in the Company's interests in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon the Company's management discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. The failure by management to apply these funds effectively could have a material adverse effect on the Company.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$36,000
Offering related expenses	$9,510	$14,000
Current personnel	$0	$200,000
Additional Personnel	$0	$260,000
Sales & Marketing	$0	$175,000
Operations	$0	$200,000
Debt Servicing	$0	$15,000
Total Use of Proceeds	**$10,000**	**$900,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and WWF Holdings, Inc. must agree that a transfer agent, which keeps records of our outstanding Class B Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed. We conducted the first closing of this Offering on April 14, 2020.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $1.00 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	VotingRights	OtherRights
Class A Common Stock	11,000,000	10,000,000	Yes	
Class B Common Stock	4,500,000	3,458,206	Yes	
Preferred Stock	4,500,000	0	Yes	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing convertible securities outstanding are subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. Further, if the Company conducts subsequent offerings of common stock, preferred stock or securities convertible into common or preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company is offering shares of Class B Common Stock in the Offering. Owners of Class B Common Shares do not have preemptive rights.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As a minority owner, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At the issuer's discretion. Please reference #43 under "Risk Factors" for more information.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

- The issuance of additional shares of our stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our stock, if there is a market price, could decline as a result of the additional issuances of securities.

- If we repurchase securities, so that the above risk is mitigated, and there are fewer securities outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline.

- A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

- We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by manager(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Lafayette American, LLC
Amount Outstanding:	$20,000
Interest Rate:	6.0%
Maturity Date:	August 1, 2020
Other Material Terms:	

On August 1, 2019, pursuant to Regulation D, Rule 506(b), the Company issued one Convertible Promissory Note (the "Note") to an independent contractor with an aggregate amount of $20,000. The Note has an interest rate of 6% (the "Interest Rate") and a maturity date of one year from the date of issuance (the "Maturity Date"), at which time, if a Qualified Equity Financing (as defined below) has not occurred, the investor may, at its election, demand and receive payment of the purchase price plus outstanding accrued interest (the "Outstanding Principal"), or convert the Note into the number of fully paid and non-assessable shares of the capital stock of the Company having such rights and privileges as agreed to between the Company and the Noteholder. "Capital Stock" shall mean the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock in the Company. The proceeds of the offering have been used for general business purposes.

Upon the occurrence of a "Qualified Equity Financing", which is defined as the first sale (or series of related sales) of equity securities from which the Company receives gross proceeds of no less than $50,000, or the first sale by the Company of equity securities in an initial public offering, whichever is sooner, the Company shall convert the Note into a number of Conversion shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. "Conversion Shares" shall mean shares of equity securities that are identical in all respects with the shares of equity securities sold in the Qualified Equity Financing. "Conversion Price" shall mean eighty (80%) percent of the price per share of Conversion Shares sold in the Qualified Financing.

In the event of a Corporate Transaction (as defined below) occurring prior to a Qualified Equity Financing, the investor shall receive an amount equal to the sum of 2X the Outstanding Principal (the "Corporate Transaction Payment"). In the event of a Corporate Transaction occurring after a Qualified Equity Financing, the Company shall convert the Note into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. "Corporate Transaction" shall mean a) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, b) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or d) the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

This Note, on April 14, 2020, was cancelled and converted into 86,840 shares of the Company's Class B Common Stock. The principal and interest under this Note are no longer issued and outstanding.

Creditor(s):	Lonnie Johnson
Amount Outstanding:	$132,743
Interest Rate:	0.0%
Maturity Date:	December 31, 2024
Other Material Terms:	

On 12/31/2020, the Company and Johnson formalized the total balance of interest-bearing Promissory Notes and reimbursable expenses due to Johnson into one (1) non interest-bearing Promissory Note.

Creditor(s):	Julianna Smoot
Amount Outstanding:	$362,366
Interest Rate:	0.0%
Maturity Date:	December 31, 2024
Other Material Terms:	

On 12/31/2020, the Company and Smoot formalized the total balance of interest-bearing Promissory Notes and reimbursable expenses due to Smoot into one (1) non interest-bearing Promissory Note.

Creditor(s):	SBA
Amount Outstanding:	$45,810
Interest Rate:	1%
Maturity Date:	May 26, 2022
Other Material Terms:	

Operating expenses

25. What other exempt offerings has WWF Holdings, Inc. conducted within the past three years?

Date of Offering:	09/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$10,000
Use of Proceeds:	General working capital

Date of Offering:	09/2018
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$51,500
Use of Proceeds:	

General operating and startup expenses (SAFE).

Date of Offering:	01/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$500,000
Use of Proceeds:	

General operating and startup expenses (SAFE).

Date of Offering:	07/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$100,000
Use of Proceeds:	

General operating and startup expenses. (SAFE).

Date of Offering:	09/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$138,592
Use of Proceeds:	

Operating expenses and anticipated priced equity financing
round related expenses. (SAFE).

Date of Offering:	08/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$20,000
Use of Proceeds:	General business purposes. (Convertible Note).

Date of Offering:	10/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$21,774
Use of Proceeds:	General business purposes

Date of Offering:	03/2019
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$2
Use of Proceeds:	Equity compensation plan

Date of Offering:	03/2020
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$117,500
Use of Proceeds:	Common stock issued for services

Date of Offering:	4/2020 - Current
Exemption:	Reg CF
Securities Offered:	Common Stock
Amount Sold:	$81,183
Use of Proceeds:	Personnel; Professional Fees; Sales & Marketing; Technology Operations

Date of Offering:	12/2020
Exemption:	Reg D
Securities Offered:	Common Stock
Amount Sold:	$134,000
Use of Proceeds:	Personnel; Professional Fees; Sales & Marketing; Technology Operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Lonnie Johnson	Director and CEO	loan	$ 132,743
Julianna Smoot	Director and Strategist	loan	$ 362,336

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Current Operations.

The Company was formed in April 2018 and has sustained operations with the Company's founders' initial capital contributions and capital raising activities of over $1,000,000. Additional capital commitments in excess of $50,000 have been secured and are available to the Company over the remaining course of the Company's Regulation Crowdfunding campaign.

The Company began earning early revenue in late Q3, 2019. In Q1, 2020, the Company, through its subsidiaries, launched its investment platform at WaterWorksFund.com (the "Site") with two initial listings: one offered under Regulation Crowdfunding ("Reg CF") and another offered under Regulation D ("Reg D") to accredited investors.

In December 2020, the Company formed and capitalized its new subsidiary, WWF Securities, LLC, by raising over $200,000. In January, WWF Securities, LLC reached an agreement to acquire an existing broker-dealer, pending Finra's approval of the broker-dealer's Continuing Member Application with Finra.

Forecasted Operations. The Company intends to close its Regulation Crowdfunding offering on July 31, 2021 and focus on hiring and retaining 1-2 additional key personnel in Q3 2021, growing our community, sourcing strong potential deal flow and constantly improving the platform user experience.

Beginning in Q1 2021, the Company, through its subsidiaries, seeks to list four (4) additional offerings under Reg D and six (6) additional offerings under Reg CF on the Site during the year. The Company expects to double its listing volume in 2022 and seeks to list eight (8) additional offerings under Reg D and twelve (12) offerings under Reg CF on the Site.

The Company expects this will allow it to achieve profitability in Q3 2022. The Company also anticipates it may begin receiving partnership distributions from WWF Securities LLC's activities as early as Q3 2022.

Liquidity and Capital Resources. The Offering proceeds are essential to the Company's operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $$110,282 in cash on hand.

The Company currently has an average burn rate of $30,000 per month. The Company's primary expenses consist of personnel, software expenses, legal, advertising and marketing costs.

At this time, the Company has access to sources of capital in excess of $50,000 other than the proceeds from the Offering. The Company plans to consider conducting rolling closes to begin using Proceeds as working capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Challenges in Operations and Liquidity; Trends and Uncertainties

Raising capital in this Offering is vital to the Company's ability to continue operations, recruit and retain key personnel, and support the continued growth of the Site. Any delay in access to these funds may delay or eliminate the Company's ability to meet its revenue forecast and financial projections.

Additional challenges may surface from the difference in revenue forecasts and budgets versus actual results. Any variation from the projected average capital raise would present a challenge to cash flow as would any variation to the average campaign duration.

With respect to the Company's operations, recruiting and retaining key personnel may present challenges to the Company's growth timeline. Delayed access to funds could delay the ability to hire and fill key staff positions which could ultimately hinder the operation of the Site and anticipated revenues derived from such activities.

After reviewing the above discussion of the steps which the Company intends to take, potential Purchasers should consider whether the achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as CPA Review Report, found below under #29.

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company as of the date of the filing of this offering's initial Form C was:

$10,500,000 (i.e., $10,500,000/10,000,000 shares of Class A Common Stock outstanding and 500,000 shares of Class B Common Stock outstanding) at a purchase price of $1.00 per share of Class B Common Stock.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such a valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The Securities being sold in this Offering are shares of Class B Common Stock offered at a price per share of $1.00. You are encouraged to determine your own independent value of the Company prior to investing. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors, including the estimates of the business potential and earnings prospects of the Company, the consideration of such factors in relation to market valuations of comparable companies, and the current condition of the market and the economy as a whole. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

      CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?

          3. engaging in savings association or credit union activities?

      2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

WWF Holdings, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Perks

Investors in this offering who invest at least $99 will automatically be enrolled in our rising tide program ("**Rising Tide Program**") as a rising tide member ("**Rising Tide Member**"). Rising Tide Members will be entitled to a 10% bonus on its investments in eligible Regulation CF offerings on the WWF Funding Portal, LLC website. *

*Participating Regulation CF issuers will be identified on WWF Funding Portal, LLC's website. Issuers will be able to opt-in to the Rising Tide Program based on the terms and conditions of the program. The specific terms under which Rising Tide Members may receive the 10% bonus are under development and will be detailed on case-by-case basis. There is no guarantee that issuers will opt-in to the Rising Tide Program on WWF Funding Portal, LLC. The Company reserves the right to discontinue the development of this incentive at any time and in its sole and absolute discretion.

Description of Outstanding Securities

Class A Common Stock

On September 7, 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company authorized and issued an aggregate of 10,000,000 shares of Class A Common Stock, all fully vested, to its three founders (see section titled '*Ownership*' below) for the aggregate proceeds of $100.00. The proceeds of the offering of the Company's Class A of Common Stock have been used as general working capital.

Equity Compensation Plan

On October 22, 2018, the Company and its shareholders adopted and approved the Company's Equity Compensation Plan (the "**Equity Compensation Plan**") to (i) attract and retain employees, and consultants who will contribute to the Company's long-range success; (ii) provide incentives that align the interests of employees and consultants with those of the shareholders of the Company; and (iii) promote the success of the Company's business. 500,000 shares of the Company's Class B Common Stock have been reserved for issuance thereunder.

To date, the Company has issued 311,774 of restricted shares of the Company's Class B Common Stock pursuant to its Equity Compensation Plan in reliance on Rule 701 of the Securities Act. 188,226 shares of the Company's Class B Common Stock remain available and reserved for issuance under the Equity Compensation Plan. The Company does not anticipate issuing additional restricted shares of the Company's Class B Common Stock in the form of awards pursuant to its Equity Incentive Plan in 2021.

The Investors in this Offering will be subject to dilution upon the allocation of additional shares of Class B Common Stock for issuance under the Company's Equity Compensation Plan.

Convertible Securities: SAFEs

Between September 2018 and December 2018, the Company issued a series of Simple Agreements for Future Equity ("**SAFE Agreements**" or "**SAFEs**") to four individuals pursuant to Regulation D, Rule 506(b) in the aggregate amount of $51,500 (the "**Purchase Amount**"). The SAFE Agreement entitles the holders to convert the SAFE into SAFE Class B Common Stock in the Company upon an equity financing in which the Company issues and sells Class B Common Stock in the Company at a fixed pre-money valuation. The proceeds of the offering were used for general operating and start-up expenses.

In January 2019, the Company issued an additional Simple Agreement for Future Equity ("**SAFE Agreement**" or "**SAFE**") to one individual pursuant to Regulation D, Rule 506(b) in the amount of $500,00.00 (the "**Purchase Amount**"). The SAFE Agreement entitles the holder to convert the SAFE into SAFE Class B Common Stock in the Company upon an equity financing in which the Company issues and sells Class B Common Stock in the Company at a fixed pre-money valuation. Certain anti-dilution measures were extended to the investor in connection with this investment.

In July 2019, the Company issued an additional Simple Agreement for Future Equity ("**SAFE Agreement**" or "**SAFE**") to one individual pursuant to Regulation D, Rule 506(b) in the amount of $100,00.00 (the "**Purchase Amount**"). The SAFE Agreement entitles the holder to convert the SAFE into SAFE Class B Common Stock in the Company upon an equity financing in which the Company issues and sells Class B Common Stock in the Company at a fixed pre-money valuation. Certain anti-dilution measures were extended to investor in connection with this investment.

The aforementioned SAFEs contain a valuation cap of $3,125,000 and discount of 50%. If there is a "Liquidity Event" before the expiration or termination of the SAFE, the SAFE holders will, at their option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or, if the holders fail to select the cash option, (ii) automatically receive from the Company a number of Class B Common Shares equal to the Purchase Amount divided by the price per unit equal to the Valuation Cap divided by the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Class B Common Shares reserved and available for future grant under any equity incentive or similar plan; (ii) the SAFE instrument; (iii) other SAFEs; and (iv) convertible promissory notes. A "Liquidity Event" is defined as a change of control event as defined pursuant to the SAFE or an Initial Public Offering.

Additionally, the Company and the purchasers of two SAFE agreements amounting to $600,000 have executed a side letter agreement containing anti-dilution provisions. According to this side letter agreement, in the event of a priced round of any type of securities closing upon a pre-money valuation that is lower than the pre-money valuation of the first Class B priced round, the Company shall implement anti-dilution measures and issue the requisite Class B Common Shares to investors to restore their original equity stake percentage that was held immediately after the closing of the first Class B priced round. If such down round occurs and forces the Company to execute the above-mentioned anti-dilution provisions, the Investors of this Offering will be subject to dilution.

Between September 2019 and January 2020, the Company issued a series of Simple Agreements for Future Equity ("**SAFE Agreements**" or "**SAFEs**") pursuant to Regulation D, Rule 506(b) in the aggregate amount of $138,592 (the "**Purchase Amount**"). The net proceeds of this offering have been allocated toward the Company's operating expenses and anticipated upcoming financing round.

The SAFE agreement entitles the holders to convert the SAFE into SAFE Class B Common Stock in the Company upon an equity financing in which the Company issues and sells Class B Common Stock in the Company at a fixed pre-money valuation.

The SAFEs contain a valuation cap of $3,437,000 and discount of 55%. If there is a "Liquidity Event" before the expiration or termination of the SAFE, the SAFE holders will, at their option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or, if the holders fail to select the cash option, (ii) automatically receive from the Company a number of Class B Common Shares equal to the Purchase Amount divided by the price per unit equal to the Valuation Cap divided by the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as- converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Class B Common Shares reserved and available for future grant under any equity incentive or similar plan; (ii) the SAFE instrument; (iii) other SAFEs; and (iv) convertible promissory notes. A "Liquidity Event" is defined as a change of control event as defined pursuant to the SAFE or an Initial Public Offering.

As of the date of this Form C/A 2,604,220 shares of Class B Common Stock have been issued in connection with the cancellation and conversion of the SAFEs pursuant to Section 3(a)(9) of the Securities Act.

Convertible Securities: Convertible Note

On August 1, 2019, pursuant to Regulation D, Rule 506(b), the Company issued one Convertible Promissory Note (the "**Note**") to an independent contractor with an aggregate amount of $20,000. The Note has an interest rate of 6% (the "**Interest Rate**") and a maturity date of one year from the date of issuance (the "**Maturity Date**"), at which time, if a Qualified Equity Financing (as defined below) has not occurred, the investor may, at its election, demand and receive payment of the purchase price plus outstanding accrued interest (the "**Outstanding Principal**"), or convert the Note into the number of fully paid and non-assessable shares of capital stock of the Company having such rights and privileges as agreed to between the Company and the Note holder. "**Capital Stock**" shall mean the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock in the Company. The proceeds of the offering have been used for general business purposes.

Upon the occurrence of a "**Qualified Equity Financing**", which is defined as the first sale (or series of related sales) of equity securities from which the Company receives gross proceeds of no less than $50,000, or the first sale by the Company of equity securities in an initial public offering, whichever is sooner, the Company shall convert the Note into a number of Conversion shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. "**Conversion Shares**" shall mean shares of equity securities that are identical in all respects with the shares of equity securities sold in the Qualified Equity Financing. "**Conversion Price**" shall mean eighty (80%) percent of the price per share of Conversion Shares sold in the Qualified Financing.

In the event of a Corporate Transaction (as defined below) occurring prior to a Qualified Equity Financing, the investor shall receive an amount equal to the sum of 2X the Outstanding Principal (the "**Corporate Transaction Payment**"). In the event of a Corporate Transaction occurring after a Qualified Equity Financing, the Company shall convert the Note into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. "**Corporate Transaction**" shall mean a) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, b) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or d) the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

As of the date of this Form C/A, 86,840 shares of Class B Common Stock have been issued in connection with the cancellation and conversion of the Note pursuant to Section 3(a)(9) of the Securities Act.

Video Transcript: "Welcome to WaterWorks. A new way to invest in water. We are helping to solve water problems by introducing investors to investment opportunities through waterworksfund.com. Investors willing to accept the associated risks of investment in private companies can review and directly invest in companies that are tackling challenges from aging infrastructure, limited public funds, population growth, pollution, ocean health, and climate change. We intend to offer investments in companies using the latest innovative technologies such as new materials, artificial intelligence, data analytics, and the Internet of Things. By bringing together people, partnerships, and technology, with investment financing WaterWorks is creating a community of change. We believe the world depends on it. So please join us at waterworksfund.com and invest in water solutions. Let's get started.

Livengood Podcast Transcript

CHAD LIVENGOOD 0:05

Welcome to Detroit Rising. I'm Chad Livengood, Senior Editor at Crain's Detroit business and your host. In this podcast we're focused on businesses and the people fueling Detroit's revitalization the challenges the city faces to sustain its turnaround and new business opportunities. In Detroit. We don't think of ourselves as a Great Lakes City. In the same way Chicago, Cleveland, Milwaukee and Buffalo do. We're not a lakefront city, even though our Detroit River is a vital link to the upper Great Lakes. From a business standpoint, our connection to the Great Lakes has usually been associated with travel and transportation; a method of moving steel to our auto plants. But is there an economic opportunity for Detroit to be focused on developing fresh water technology? My guest this week is an entrepreneur who's trying to rethink this dynamic. He's Lon Johnson. He lives here in Detroit. He's known locally as a politics guy, having served as the Chairman of the Michigan Democratic Party for a couple terms, but he's got a background in private equity and capital, and he's started up a firm called WaterWorks, which is an online investment platform based here in Detroit that aims to deploy capital to innovative water focused startup companies. Now Lon, welcome to Detroit Rising.

LON JOHNSON 1:20
Well, thanks for having me on Chad.

CHAD LIVENGOOD 1:21
And we're recording this week in the lobby of the Siren Hotel. Thanks for the Siren Hotels for letting us kind of camp out here for a second. Lon, tell us a little bit about WaterWorks, and how does it, how does this crowdfunding model work?

LON JOHNSON 1:34
Sure, WaterWorks seeks to advance potential water solutions by introducing people to investment opportunities in technology companies and projects seeking capital at our website WaterWorksFund.com.

CHAD LIVENGOOD 1:49
Okay, and so how if I'm an investor, I've got $1,000 I just want to go put it into something. You know, maybe this week right now when people are taking their money out of the stock market, for instance, I want to go invest in some type of technology of that, you know, development related around water. How do I go about doing that?

LON JOHNSON 2:09
You would go to WaterWorksFund.com and you can register and take a look at the various investment offerings that are available to you. You review it, you have the ability to take a look at the site, what they're about, the companies, review the terms, and if you like, and so wish to make a transaction

CHAD LIVENGOOD 2:27
And are the companies named or?

LON JOHNSON 2:30
Oh, yes. They're named and there's quite a bit of detailed information there.

CHAD LIVENGOOD 2:34
Okay and these are these are obviously privately held companies that are out looking for, for venture capital.

LON JOHNSON 2:39
Correct. They're looking for investment capital.

CHAD LIVENGOOD 2:41
Investment capital. And so tell us a little bit about about the type of companies that you've already partnered with here.

LON JOHNSON 2:48
Well, broadly, what we seek are any, any company that's looking to raise capital that is helping the world use water more efficiently. We have some some clear ethics. We look for making sure that this company is not buying or selling water or seeking to privatize water in any way, shape or form. But we have, we do have a process where a company seeking capital would apply to, we review the company, and if we feel that they're a good fit, we would then onboard them, if you will, with the processes that are required through the regulations and get them on our site. And then that company then can work to drive traffic to their offering all across America. Investors over the age of 18 are able to come to the site and review the terms and decide whether or not they want to invest.

CHAD LIVENGOOD 3:37
In the Great Lakes here, what opportunity do we have do you think to develop new businesses, new technologies? I mean, the world is getting thirstier. We know that there are western states that would like to hook up a hose to Lake Michigan, and I'm sure there's some people who like to actually drain a little bit of water out of Lake Michigan right now since it's little swollen, but tell us a little bit about where you see the opportunity here for for Michigan from an economic standpoint.

LON JOHNSON 4:08
We, you know, we see and believe that water problems are coming at a pace and scale that we're just too often not ready for. And because of climate change, population growth, aging infrastructure, limited public dollars, we believe it's going to get worse. So, but we're, we're optimistic. There is enough fresh water for the world. And there are smart, smart engineers and smart companies out there doing things to help the situation. But too often, we think that those companies have a hard time raising capital. So what we seek to do is to build a community of water investors and present to them these companies or these projects that are helping the world use water more efficiently. You know, like you said, you know, Michigan, here in Detroit, you know, we are surrounded obviously by fresh water, but when you look back at Michigan's history, you know, we helped lead international trade; it was fur trade. And then from fur trade it was mining; copper and iron ore out of the the Upper Peninsula.

CHAD LIVENGOOD 5:13
Wood.

LON JOHNSON 5:13
Wood, and next was lumber - wood. And those were all natural resource. You know, it was Michigan taken advantage of its, you know, its blessed natural resources. And now we, you know, we at WaterWorks see that we have a natural resource challenge coming down the pike in a way that we - we're not ready for, we believe. But there are answers there. And so we seek to introduce investors to potential solution providers that are seeking capital.

CHAD LIVENGOOD 5:45
And how'd you come up with this idea?

LON JOHNSON 5:47
Well, you know, I've always, you know, having grown up here in Michigan, I was always around water, fishing, or swimming, or you know, always... We tend to take water for granted and then I went to school out west saw the importance of water

CHAD LIVENGOOD 6:04
People cherish it a little more out there. They...

LON JOHNSON 6:07
Arizona was a different it was an awakening for a Michigan, for a Michigan boy. And, you know, I was there that I really started to see how blessed we were and how other regions of the country and the world were challenged. And, you know, I also spent quite a bit of time in, I worked for Al Gore for a number of years and saw, you know, how environmentalism can be can be combined with capitalism and solutions put forward. And you know, that is in large part what drove me to help to start to overcome some of the biggest hurdles our water, you know, potential water solution or companies have, and that is investment capital. You know, often times these these technologies need a smaller amount. Say, a half a million dollars or a million dollars. And when they call or speak to a venture capital firm or a private equity fund, their investment criteria are much larger. And so, you know, how do we how do we right size this? How do we fix this marketing, you know, this market imperfection, if you will, and get them the quarter million to maybe a million dollars they may need investment capital. And I looked up a lot of, a lot of different ways, and I found that equity crowdfunding could be an answer.

CHAD LIVENGOOD 7:30
Is this being, is this model being used in other industries right now? Are they?

LON JOHNSON 7:34
Yeah, you know, online investing or you know, has been around since May of 2016 at least on the non- accredited side, right, it's called Regulation CF. And there have been 49 licenses, I'm sorry, FINRA memberships permitted and we have one of those 49 as of today, I believe it was 49 and we're one of 49.

CHAD LIVENGOOD 7:57
So that law change authorized the crowdfunding mechanism that you're using here to to go...

LON JOHNSON 8:04
Correct. The law made it available for non-accredited investors to review investments and to transact investments online through FINRA-member platforms.

CHAD LIVENGOOD 8:14
Okay. And so far since you've launched, what type of response have you seen?

LON JOHNSON 8:19
Well, we just launched formally about four or five days ago. So it's, look, it's not something that's going to be an overnight success. It's going to take time, you know, our goal here is to build a nationwide community of water investors, and that will, you know, every every offering we put up and every transaction is slowly building that.

CHAD LIVENGOOD 8:39
And why the crowdfunding versus just starting your own VC firm for water?

LON JOHNSON 8:45
Well, let me give you an example. The two and 20 model, we think, you know, there there are a number of problems here. You know, first off, there's just a lack of early stage investors. We believe there's a lack of early stage investors and capital for water solution companies, which is slowing the development and adoption of water technology in the sector. Second is a lot of the institutional investment models hinder, we believe, hinder the sourcing and due diligence and transaction and management of small investments. And third, you know, we

believe the limited water sector investment exposure and opportunities for both accredited and retail investors; a lot of times the retail investors, if you will, don't get the same exposure that those VC or private equity funds may get. Now, back to your original question, let's just presume you had a $20 million venture capital fund which is very small relative to others.

CHAD LIVENGOOD 9:37
Sure...

LON JOHNSON 9:38
But you have a set amount of time that you have to put that capital out. And the way that funds are often structured on a two and 20 model or some other model like that, making half million dollar investments into a sector, you know, that would require you to source and due diligence and conduct and do 40 deals on a half million dollar basis. You know, and on a $20 million fund, that's rather prohibitive.

CHAD LIVENGOOD 10:03
And nobody wants to manage that many deals.

LON JOHNSON 10:05
It's just at that level. Yeah. I mean, I can't speak for the VC industry, but it's the math just doesn't start to work. And so often times you see funds gravitating towards the larger deals.

CHAD LIVENGOOD 10:15
Sure.

LON JOHNSON 10:15
And so in that, often times, we believe leaves out these, you know, the budding new technology companies that are in the water space, that are you know, they need patient capital, we believe. You know, this is not, you're not building an app that can be commercialized inside of 90 days.

CHAD LIVENGOOD 10:34
Yeah.

LON JOHNSON 10:34
You know, for a water technology to make it to market it has, you know, a number of hurdles that other industries don't; they have to, you know, have to come from the idea to the bench to the prototype to being piloted. And then you have 50,000 plus water systems in America, to go out and sell to, so there's, you know, those are, those are unique challenges for water technology companies.

CHAD LIVENGOOD 10:59
For Michigan, do we need to be doing more on a public policy standpoint, to develop water technology to help our higher education institutions that have programs around this to get more? Is there a, are there missed opportunities right now that we ought to be taking advantage of to help foster these, this industry.

LON JOHNSON 11:23
Well, there's a lot of technologies out there that again, we're, I'm an optimist. There is, there's an enormous amount of technology out there that can address our water problems. Where, you know, beyond, you know, addressing obviously, the lead and PFAS or the algae the algae, in terms of where can Michigan play in this space. Look, there are communities and countries that are way ahead of us. Milwaukee is a prime example. California. Australia. Israel. You know, necessity being the mother of invention.

CHAD LIVENGOOD 11:55
Yeah.

LON JOHNSON 11:56
And so I do believe where one place Michigan, you know, as a state can start to play a leading role is that is helping to finance both water technologies and water projects. That's a space that I believe instead of being in competition, you're value add.

CHAD LIVENGOOD 12:12
Right. Could we get in more into desaltization, or is that the term?

LON JOHNSON 12:20
Desalination.

CHAD LIVENGOOD 12:21
Desalination. Is there, is there companies in Michigan that are, that are...?

LON JOHNSON 12:26

You know, you see a lot of that, the desalination detail operations in the Middle East and Southern California.

CHAD LIVENGOOD 12:31
Yeah.

LON JOHNSON 12:32
But that doesn't mean you know, money is borderless, that doesn't mean that Michigan can't play a role in helping to, to bring those those products to market with, you know, investment financing.

CHAD LIVENGOOD 12:45
You mentioned Israel. I know there's some efforts to try to bring some Israeli companies to Michigan or get some, some cooperation. Do you see some opportunity there?

LON JOHNSON 12:55
Absolutely. You know, all across the world. There are, you know, there are unique operations moving to help alleviate, you know, water, water problems. The one thing you have to understand about the water world is that water by nature is a local, is a local problem. It's - or a local opportunity. Water's drawn locally, it's processed locally, it's distributed locally, and put back into a watershed. So a centralized approach doesn't, doesn't lend itself to a centralized approach, not only on how, and you know, not only bringing technology to it, but also on financing.

CHAD LIVENGOOD 13:31
Sure.

LON JOHNSON 13:31
Every community has, you know, their own unique problems. And so what we're seeking to do is to give that community the ability to raise its, to find its own solution and to raise its own capital.

CHAD LIVENGOOD 13:43
I see. Okay, well, is there anything else you'd like to add about WaterWorks and what you guys are doing here?

LON JOHNSON 13:49
Well, you know, again, I just want to thank you for the time and thank the listeners for, for hearing me out and I just asked that they would go to WaterWorksFund.com and check us out.

CHAD LIVENGOOD 13:59
Well, thank you very much for your time today. We've been talking with Lon Johnson. He's the CEO and founder of WaterWorks, a crowdfunding based entity based here in Detroit. And you've been listening to Detroit Rising, I'm Chad Livengood, Senior Editor at Crain's Detroit Business.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

   Once posted, the annual report may be found on the issuer's web site at: waterworksfund.com

   The issuer must continue to comply with the ongoing reporting requirements until:

   - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   - the issuer liquidates or dissolves its business in accordance with state law.